Exhibit 4.3

April 19, 2001

Atchison Casting Corporation

400 S. Fourth Street

Atchison, Kansas 66002

Re:  Forbearance

Gentlemen:

As you know, you are currently in violation of the financial covenants set forth in Section 2(m)(1) and 2(m)(3) of that certain Master Security Agreement dated as of December 29, 1999 (the “Master Security Agreement”), between General Electric Capital Corporation, for itself and as agent for certain Participants (“Secured Party”) and you.  These violations are with respect to your financial reporting periods ending June 30, 2000, September 30, 2000, December 31, 2000, and March 31, 2001 (the “Violations”).  You have requested that we forbear from exercising any rights and remedies available to us as a result of such Violations.  Subject to the following terms and conditions set forth in this letter, we are willing to forbear from exercising any rights and remedies available to us solely as a result of such Violations through and including September 30, 2001.

1.                    You shall pay to us a forbearance fee in the amount of $30,625.00 in good and valuable funds by wire transferring such amount to the following account on or before April 19, 2001:

BANKER’S TRUST
ONE BANKER’S TRUST PLAZA
NEW YORK, NY 10006
ACCOUNT NAME:  GENERAL ELECTRIC CAPITAL CORPORATION
ACCOUNT # 50 260 660
ABA # 021 001 033
ATTN:  MNCL-Myra Lastner

2.                    You shall provide to us within thirty (30) days after the end of each month, beginning with the end of March 2001, your complete financial statements for the preceding month certified by your chief financial officer.  All such financial statements shall be prepared in accordance with generally accepted accounting principles and shall be complete and correct and fairly present your financial condition as of such date.

3.                    You shall continue to fully comply with all the terms and conditions of that certain Tenth Amendment and Forbearance Agreement dated April 13, 2001 (the “Harris Forbearance Agreement”), between Harris Trust and Savings Bank

(“Harris”) and you.  In the event you breach any of the terms and conditions of the Harris Forbearance Agreement, then the forbearance set forth in this letter shall automatically terminate and be deemed null and void without further action and we shall be permitted to exercise any rights and remedies available to us under the Master Security Agreement, any other documents or law as if this letter had never been executed.

4.                    You hereby agree to immediately notify us in writing in the event you breach any of the terms and conditions of the Harris Forbearance Agreement or receive any letter or other notification from Harris that you have breached, are in violation of or are in default of the Harris Forbearance Agreement.

5.                    You shall continue to perform and fulfill all of your duties and obligations under the Master Security Agreement, the related Promissory Note(s), the related Collateral Schedule(s) and all other agreements, instruments and documents executed in connection therewith (collectively, the “Debt Documents”).  The Debt Documents shall continue in full force and effect and unmodified except as expressly modified in this letter.

6.                    Your failure to fully and timely perform or fulfill any of the terms and conditions of this letter or of any of the Debt Documents shall cause the forbearance set forth in this letter to automatically terminate and be deemed null and void without further action and permit us to exercise any and all rights and remedies available to us under the Debt Documents or law.

7.                    This letter is not a waiver, nor shall it be deemed to be, a waiver of any Event of Default caused by the above-referenced violations or any other Event of Default whether now existing or hereafter arising.

8.                    Time is of the essence.

Please acknowledge your agreement to all the terms and conditions set forth in this letter by executing below and returning the signed copy to us no later than April 19, 2001.

General Electric Capital Corporation, for itself and as agent for certain Participants

By:	/s/ Erik E. Anderson
Name:	Erik E. Anderson
Title:	Senior Risk Analyst

Acknowledged and agreed:

Atchison Casting Corporation

By:	/s/ Kevin T. McDermed
Name:	Kevin T. McDermed
Title:	V.P. & Treasurer